UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING

NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

SBI Net Systems Kabushiki Kaisha

(Name of Subject Company)

SBI Net Systems Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

SBI Holdings, Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Shinji Maeda

General Manager, Corporate Planning Division

SBI Net Systems Co., Ltd.

Sumitomo Ichigaya Bldg., 16th Floor

1-1 Ichigaya-honmuracho, Shinjuku-ku

Tokyo 162-0845, Japan

+81-3-5206-3081

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Shumpei Morita

Director & CFO

SBI Holdings, Inc.

Izumi Garden Tower 19F

6-1, Roppongi 1-chome

Minato-ku, Tokyo 106-6019, Japan

+81-3-6229-0100

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.   Home Jurisdiction Documents

Exhibit I-1: Press release of SBI Holdings, Inc. entitled “Notice regarding Execution of Share Exchange Agreement to Convert SBI Net Systems Co., Ltd. into a Wholly-Owned Subsidiary of SBI Holdings, Inc.” dated October 26, 2011

Item 2.   Informational Legends

Included in Exhibit I-1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Exhibit II-1: SBI Net Systems Co., Ltd.’s Extraordinary Report Concerning the Execution of a Share Exchange Agreement, dated October 26, 2011.

Exhibit II-2: SBI Net Systems Co., Ltd.’s Public Notice regarding the Record Date for the Extraordinary Shareholders’ Meeting, dated October 26, 2011.

(2)	Not applicable.

(3)	Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Commission on October 27, 2011.

(2)	Not applicable.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Shumpei Morita
(Signature)

Shumpei Morita Director & CFO SBI Holdings, Inc.
(Name and Title)

October 27, 2011
(Date)

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